[THOMPSON HINE ATLANTA CINCINNATI CLEVELAND COLUMBUS DAYTON NEW YORK WASHINGTON, D.C.]

December 1, 2011

Vincent J. Di Stefano

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Di Stefano:

On December 1, 2011, Advisers Investment Trust (the “Trust”), on behalf of Independent Franchise Partners Equity Fund, filed a correspondence responding to staff comments related to the use of prior performance information. In its response, the Trust stated that in any presentation in the prospectus of prior performance of private accounts managed by the adviser that that shows performance both net and gross of advisory fees, performance net of advisory fees would be given greater performance.

The Trust has authorized me to convey to you that that it represents that the changes to the prior performance presentation discussed in the December 1, 2011 correspondence, as well as this correspondence, will be included in the Trust’s filing pursuant to Rule 497 under the Securities Act of 1933 Act and in any prospectus or selling document.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

Michael V. Wible

cc:	Scott Englehart
Dina Tantra

[THOMPSON HINE LLP ATTORNEYS AT LAW 41 South High Street Suite 1700 Columbus, Ohio 43215-6101 www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361]